UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 27, 2021

Khosla Ventures Acquisition Co. II

(Exact name of registrant as specified in its charter)

Delaware	001-40246	86-1776836
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2128 Sand Hill Road Menlo Park, California	94025
(Address of principal executive offices)	(Zip Code)

(650) 376-8500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	KVSB	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 27, 2021, the executive officers of Khosla Ventures Acquisition Co. II (“KVSB”) authorized KVSB to notify Nasdaq Capital Market (“Nasdaq”) of KVSB’s intent to transfer the listing of its Class A common stock, par value $0.0001 per share (“Class A Common Stock”), from Nasdaq to the New York Stock Exchange (the “NYSE”) in connection with its pending business combination with Nextdoor, Inc., a Delaware corporation (“Nextdoor”), and as contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) with Lorelei Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of KVSB (“Merger Sub”) and Nextdoor. On October 27, 2021, KVSB provided written notice to Nasdaq of its intention to voluntarily delist its Class A Common Stock from Nasdaq and to list its Class A Common Stock on the NYSE. KVSB anticipates that its Class A Common Stock will continue to trade on the Nasdaq until the close of trading on November 5, 2021 and will begin trading on the NYSE at the commencement of trading on November 8, 2021 under the ticker symbol “KIND.” The listing on the NYSE will be subject to application by KVSB and Nextdoor to list the shares on the NYSE and approval by the NYSE of such application.

Item 7.01	Regulation FD Disclosure

KVSB issued a press release on October 29, 2021 announcing the transfer of the listing of its Class A Common Stock from Nasdaq to the NYSE. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, of this Current Report on Form 8-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject liability under that section, and shall not be deemed to be incorporated by reference into any filing of KVSB under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between KVSB and Nextdoor. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVSB filed a registration statement on Form S-4, as amended, with the SEC, which includes a document that serves as a prospectus and proxy statement of KVSB, referred to as a proxy statement/prospectus. A proxy statement/prospectus was sent to all KVSB stockholders on or about October 22, 2021. KVSB also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB through the website maintained by the SEC at www.sec.gov.

The documents filed by KVSB with the SEC also may be obtained free of charge at KVSB’s website at https://khoslaventuresacquisitionco.com/KVSB or upon written request to Secretary at Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, California 94025.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers of KVSB and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of KVSB, the combined company or Nextdoor, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between KVSB and Nextdoor. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVSB’s securities, (ii) the risk that the transaction may not be completed by KVSB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVSB, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of KVSB, the satisfaction of the minimum cash condition following redemptions by KVSB’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Nextdoor’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Nextdoor and potential difficulties in Nextdoor employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Nextdoor or against KVSB related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of KVSB’s securities on a national securities exchange, (xi) the price of KVSB’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which KVSB plans to operate or Nextdoor operates, variations in operating performance across competitors, changes in laws and regulations affecting KVSB’s or Nextdoor’s business and changes in the combined capital structure, and (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of KVSB’s registration on Form S-1 (File No. 333-253098), the registration statement on Form S-4 discussed above and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and KVSB and Nextdoor assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither KVSB nor Nextdoor gives any assurance that either KVSB or Nextdoor or the combined company will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated October 29, 2021

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Khosla Ventures Acquisition Co. II

Date: October 29, 2021	By:	/s/ Peter Buckland
	Name:	Peter Buckland
	Title:	Chief Financial Officer

Exhibit 99.1

Khosla Ventures Acquisition Co. II Announces Planned Transfer of Listing to NYSE in Connection with its Proposed Business Combination with Nextdoor

SAN FRANCISCO and MENLO PARK, CA, October 29, 2021 — Khosla Ventures Acquisition Co. II (Nasdaq:KVSB) (“KVSB”), a special purpose acquisition company sponsored by an affiliate of Khosla Ventures, LLC (“Khosla Ventures”), today announced that it will voluntarily transfer the listing of its Class A common stock from the Nasdaq Capital Market (“Nasdaq”) to the New York Stock Exchange (“NYSE”) in connection with, and upon the closing of, the previously announced business combination (the “Business Combination”) with Nextdoor, Inc. (“Nextdoor”), the neighborhood network. The shares of Class A common stock of the post-business combination company, to be renamed Nextdoor Holdings, Inc., will trade under the stock symbol “KIND”. KVSB’s Class A common stock will continue to trade on the Nasdaq until the closing of the Business Combination.

In compliance with Nasdaq’s Listing Rules, today KVSB provided Nasdaq with notice of its intent to delist its Class A common stock from Nasdaq after market close on November 5, 2021. The NYSE listing and Nasdaq delisting are subject to the closing of the Business Combination and fulfillment of all NYSE listing requirements.

About Nextdoor, Inc.

Nextdoor is where you connect to the neighborhoods that matter to you so you can belong. Our purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. Neighbors around the world turn to Nextdoor daily to receive trusted information, give and get help, get things done, and build real-world connections with those nearby — neighbors, businesses, and public services. Today, neighbors rely on Nextdoor in more than 280,000 neighborhoods across 11 countries. In the U.S., nearly 1 in 3 households uses the network. Nextdoor is based in San Francisco. For additional information and images: nextdoor.com/newsroom.

About KVSB

KVSB is a special purpose acquisition company sponsored by affiliates of Khosla Ventures. Khosla Ventures manages a series of venture capital funds that make early-stage venture capital investments and provide strategic advice to entrepreneurs building companies with lasting significance. The firm was founded in 2004 by Vinod Khosla, co-founder of Sun Microsystems. Khosla Ventures has over $14 billion dollars of assets under management and focuses on a broad range of sectors including artificial intelligence, agriculture/food, consumer, enterprise, financial services, health, space, sustainable energy, robotics, VR/AR and 3D printing. Collectively, Khosla Ventures portfolio of investments has created nearly half a trillion dollars in market value.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor and KVSB. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB has filed, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus was sent to the stockholders of KVSB on or about October 22, 2021. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about persons who may be deemed participants in the solicitation is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts

Nextdoor Media Relations: press@nextdoor.com

Nextdoor Investor Relations: ir@nextdoor.com or visit investors.nextdoor.com

Khosla Ventures: information@khoslaventures.com